

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29761

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/11 (MM/DD/YY) AND ENDING 10/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 13 2012
REGISTRATIONS BRANCH
14

NAME OF BROKER-DEALER: American Network Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10104 West Coggins Drive
(No. and Street)

Sun City	AZ	85351-3405
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Registrato (623) 974-1188
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec Street	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Edward Registrato, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN NETWORK SECURITIES CORPORATION, as of October 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Edward Registrato
Signature

President
Title

Lois H. Lillagore
Notary Public

LOIS H. LILLAGORE
NOTARY PUBLIC - ARIZONA
MARICOPA COUNTY
My Comm. Exp.: October 14, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or ~~Partners' or Sole Proprietors' Capital~~.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

LOIS H. LILLAGORE
NOTARY PUBLIC - ARIZONA
MARICOPA COUNTY
My Comm. Exp.: October 14, 2016

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN NETWORK SECURITIES CORPORATION

CONTENTS

	Page(s)
Independent Auditors' Report	3
Statement of Financial Condition	4
Notes to Statement of Financial Condition	5 - 8

AMERICAN NETWORK SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

OCTOBER 31, 2012

SJ SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS

AMERICAN NETWORK SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

OCTOBER 31, 2012

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
American Network Securities Corporation

We have audited the accompanying statement of financial condition of American Network Securities Corporation as of October 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of American Network Securities Corporation as of October 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
November 20, 2012


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AMERICAN NETWORK SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2012

ASSETS		
Cash and cash equivalents	$	429,620
Commissions receivable		57,882
Clearing deposit		25,000
Other assets		2,204
Total assets	**$**	**514,706**
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable	$	7,870
Accrued expenses		11,446
Total liabilities		19,316
COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)		
SHAREHOLDERS' EQUITY (Note 2):		
Common stock, $1.00 par value; 1,000,000 shares authorized, 11,000 shares issued and outstanding		11,000
Additional paid-in capital		6,200
Retained earnings		478,190
Total shareholders' equity		495,390
Total liabilities and shareholders' equity	**$**	**514,706**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

American Network Securities Corporation (the "Company") is an Arizona corporation incorporated on January 24, 1983. The Company purchases and sells securities on behalf of its clients which are located mainly in Arizona. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Revenue recognition

The Company records securities transactions on a settlement date basis (substantially common stocks). Commission income and related expenses are recorded on a settlement date basis which is not materially different than trade date. Accounts receivable are carried at their estimated collectible amounts, and losses are determined on the basis of experience with the customer and current economic conditions. At October 31, 2012, management believes all receivables to be fully collectible.

Agreement with clearing broker

The Company under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers money market funds with maturities of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income taxes

The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") 740, "Accounting for Income Taxes." Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences or benefits attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2009. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended October 31, 2012.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At October 31, 2012, the Company had net capital and net capital requirements of $492,300 and $50,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.04 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space from an unrelated entity under a noncancelable operating lease expiring in 2017. The Company will have the right and option to extend the lease for an additional five years subject to the terms of the amendment. In addition, the Company subleases a portion of the space to another unrelated entity on a month to month basis. The Company received approximately $8,500 in sublease rentals for the year ended October 31, 2012. Rent expense for the year ending October 31, 2012 was approximately $34,500, net of sublease rentals and reimbursement from a related entity.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS (continued)

The Company and a related entity via common ownership by the shareholders utilize common office space, equipment and personnel. The Company receives reimbursement from this related entity for expenses incurred. For the year ended October 31, 2012 the Company received a total of approximately $95,000 from this related entity.

Future minimum lease payments are as follows:

2013	$ 45,801
2014	46,036
2015	46,740
2016	46,975
2017	11,744
Total	**$ 197,296**

NOTE 4 - INCOME TAXES

The Company has a net operating loss carry forward of approximately $47,000 and $129,000 for federal and state purposes, respectively, to offset future taxable income. The net operating loss carry forward expires beginning in 2012 for state and 2027 for federal. Deferred income taxes reflect the net tax effects of the temporary difference of carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. However, collectability of the deferred tax asset is not assured, therefore the Company has recorded a valuation allowance to fully reserve its net deferred tax asset.

Significant components of the Company's deferred tax liabilities and assets as of October 31, 2012 are:

Deferred tax liabilities	$ -
Deferred tax assets:	
Net operating loss carryforward	$ 16,000
Valuation allowance	(16,000)
	$ -

The valuation allowance decreased by $15,000 for the year ended October 31, 2012.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company has receivables from and deposits with its clearing broker as shown on the accompanying statement of financial condition. These amounts are not covered by SIPC and are subject to loss should the clearing broker cease business.

The Company's financial instruments, including cash, deposits, receivables, other asset and payables, are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.